October 16, 2024

VIA E-MAIL

Pamela Poland Chen
Kirkland & Ellis LLP
600 Lexington Avenue
New York, NY 10022
pamela.chen@kirkland.com

       Re: TCW Private Asset Income Fund, File No. 333-282150

Dear Ms. Chen:

        On September 16, 2024, you filed a registration statement on Form N-2 on behalf of
TCW Private Asset Income Fund (the    Fund   ) under the Securities Act of 1933
(   Securities
Act   ) and the Investment Company Act of 1940 (   1940 Act   ). We have
reviewed the registration
statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

1. Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may have additional comments.

                                            Prospectus

Cover Page     Page 1     Investment Objective

2. In the first paragraph, disclosure states that the Fund will allocate its
assets    across a wide
   range of private and asset-backed credit strategies.    Please align this
disclosure with
   statements in the next paragraph, which appear to subsume asset-backed credit strategies within private credit strategies.

Cover Page     Page 1     Principal Investment Strategies

3. Please disclose the expected credit quality and maturity of the Fund   s
debt investments.
 4. In the second sentence, disclosure defines    private credit investments
as    loans, securitized
   portfolios of receivables, securitized products and related derivatives, bonds, secured credit backed by physical assets, and other credit-related investments, including investments in entities where the investment return is substantially driven by the performance of credit or
   credit-related assets.    These investments are not per se private. Please
clarify why the
   Adviser considers such investments private. Also, please explain what you
mean by    other
   credit-related investments, including investments in entities where the investment return is substantially driven by the performance of credit or credit-related assets, and revise this phrase using plain English. We may have additional comments based on your response.

5. In the third sentence, disclosure refers to    diversified portfolios of
receivables across
   consumer credit, mortgage credit, small business loans, and other asset
classes.    Please
   explain    diversified portfolios of receivables    using plain English, and
clarify what such
   other asset classes are.

6. In the third sentence, disclosure states that the Fund   s investments
include    exposure to ABS
   indices such as CMBX    and    opportunistic credit investments that seek to
opportunistically
   provide capital to borrowers    or    liquidity to secondary-market sellers,
including . . . other
   non-standard receivables.    Please revise these phrases using plain
English.

Cover Page     Page 1     Interval Fund/Repurchase Offers

7. In connection with the Fund   s status as an interval fund, please add a
cross-reference to the
   sections of the prospectus that discuss the Fund   s repurchase policies and
attendant risks.

Cover Page     Page 1     Bullet Points

8. Regarding the fifth and sixth bullet points, please revise to include disclosure that reflects the following:
       x   The Fund may pay distributions in significant part from sources that may not be
           available in the future and that are unrelated to the Fund   s
performance, such as from
           offering proceeds, borrowings, and amounts from the Fund   s
affiliates that are subject
           to repayment by investors.
       x   An investor will pay a sales load of up to [_]% and offering expenses of up to [_]%
           on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]%
           in order to recover these expenses.

Cover Page     Page 2

9. Disclosure states that the Fund intends to apply for an exemptive order that would permit the
   Fund to offer more than one class of Shares. Disclosure also states that the Adviser submitted an application on Form ADV to become registered under the Investment Advisers Act of
   1940. Please tell us the status of both applications.




                                                  2
 Cover Page     Page 3

10. Please review Item 2.2 and 2.3 of Form N-2 and, if applicable, include the disclosure required by rule 481(d) and (e) of the Securities Act regarding stabilization efforts and prospectus delivery obligations, respectively.

Page 1     Summary of Terms

11. In the section titled,    Investment Opportunities and Strategies,
disclosure describes the
    Fund   s 80% policy. Please add disclosure here and in the main prospectus regarding whether
    a change in the 80% policy is subject to 60 days    notice or requires
shareholder approval.

Page 2     Investment Opportunities and Strategies

12. In the first full paragraph, disclosure states that the Fund may invest in
or hold    other equity
    securities . . . .    Please tell us how much the Fund will invest in
private credit funds
    (including CFOs, if applicable) that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act. We may have additional comments based on your response.

13. In the first full paragraph, disclosure states that the Fund may use
derivatives to    provide
    downside protection and to dampen volatility.    Please revise this phrase
using plain English.

Page 2     Portfolio Composition

14. Disclosure states:
          [T]the Fund intends to invest a significant portion of the portfolio to first-lien or senior asset-backed loans, which are privately negotiated and structured credit instruments secured by diversified cash-flowing assets or receivables contained within a bankruptcy-remote vehicle. The strategy is expected to be broadly comprised of first-lien loans with the potential for downside protection from hard credit-enhancement, bespoke covenants, cashflow triggers, and servicing rights.
       The cashflow and amortization profile of the underlying assets are intended to afford flexible duration and maturity profiles for investments made within the strategy (emphasis added).

   In the first sentence, please change    to first-lien    to    in
first-lien.    Also, please revise the
   underlined disclosure using plain English.

Page 3     Whole Loan Portfolios

15. Disclosure states,    The Adviser believes that the Fund   s ability to
provide borrowers flexible
    capital solutions may lead to improved investment returns, and that the
Fund   s ability to buy
    whole loans directly may offer a valuable lever to access relative value. Please revise this sentence using plain English.



                                                  3
 Page 3     Physical Asset Credit

16. Disclosure states,    Generally, the Fund   s exposures to hard assets will
represent diversified
    investment grade financings, as opposed to exposures to single assets. Please revise this sentence using plain English.

Page 3     Securitized Products

17. Disclosure states,    Thus, the collateral underwriting is married with an
analysis of the in-
    place structure, covenants, and cashflow triggers. The Adviser believes its lens into performance and origination trends within asset-backed lending can inform its relative value
    opinion in securitized products and vice versa.    Please revise these
sentences using plain
    English.

Page 4     Opportunistic Credit

18. In the first paragraph, disclosure states,    The Opportunistic Credit
strategy seeks to flexibly
    provide capital to borrowers or liquidity to secondary-market sellers in periods of capital market dislocation. The Adviser has a wide lens across tradable fixed income markets and middle market lending, affording the Fund a differentiated perspective on relative value
    across asset classes.    Please revise this sentence using plain English.

19. In the third paragraph, disclosure states, Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, and
    most countries located in Western Europe. Please provide a more specific definition of emerging markets.

Page 5     Leverage

20. Disclosure refers to the possibility that the Fund may issue preferred shares. Please confirm that if the Fund issues preferred shares within one year of the effectiveness of the registration statement, the Fund will add appropriate disclosure in the fee table regarding dividend expenses and in the prospectus regarding strategies and risks.

Page 8     Co-Investment

21. Disclosure states that the Adviser and the Fund may rely on exemptive relief to co-invest.
    Please tell us to which exemptive order you refer.

Page 14     Summary of Fees and Expenses

22. In footnote 3, disclosure refers to the Fund   s expected use of a credit
facility. Please let us
    know if the terms of the credit facility are expected to be finalized before the requested date of acceleration. If so, please update this disclosure in a pre-effective amendment to address the actual portfolio limits and other material terms of the credit facility. Please also file the executed credit facility as an exhibit to the registration statement.

23. Disclosure in footnote 4 is not required. Please delete or explain why the text is appropriate.


                                                  4
 24. Regarding footnote 6, please clarify that only the Fund   s board may
terminate or amend the
    Expense Limitation Agreement during the recoupment period.

Page 20     Investment Objective

25. If the Fund   s objective can be changed without a vote, please disclose.
See Item 8.2 of Form
    N-2.

Page 20     Investment Strategies

26. In the section describing the Fund   s allocations to each strategy, the
second category is titled,
       Junior Asset-Backed Loans.    Elsewhere, this category is titled,
Mezzanine Asset-Backed
    Loans.    Please pick one term, and use it consistently.

Page 23     The Investment Process

27. Please revise the following disclosure using plain English:
       x      The Fund benefits from a scaled, diversified fixed income
platform with a long
           heritage in securitized products and asset-backed finance.
       x      Direct origination with scaled borrowers.
       x      The Adviser provides education and support to CFOs on dynamics in securitized
           product and credit markets.
       x      The Adviser assesses base-case loss adjusted yield for the portfolio, potential of the
           portfolio to change across a wide array of economic environments and tests confidence in the probability distribution of the portfolio.

28. In the section titled,    Direct origination with scaled borrowers,
disclosure refers to the use
    of    senior warehouse lending.    Please add disclosure that explains how
such warehouses are
    structured. Please supplementally explain whether the Fund relies on exemptive relief to use such warehouses and, if so, which provisions of the exemptive relief apply to these transactions.

Page 24     Originator/Sponsor Considerations

29. Disclosure refers to the Adviser   s assessment of certain circumstances
regarding a    distress
    scenario.    Please describe the term using plain English.

Page 24     Structural Considerations

30. Disclosure states,    The Adviser typically assesses a range of structural
considerations
    relevant to a prospective investment, including its loan-to-value ratio, the level of excess spread that can be utilized if performance deteriorates, the existence of additional corporate
    cashflows that can collateralize the Fund   s investment and the
prospective investment   s
    rating, duration, or certainty of cashflow.    Please revise this sentence
using plain English.




                                                  5
 Page 25     Nature of the Fund   s Investments

31. In the fourth paragraph, disclosure refers to the Fund   s use of unfunded
commitments. Please
    confirm that the Fund will not count unfunded commitments toward the Fund s 80% policy.

Page 49     Highly Volatile Markets; FX Risk

32. Please describe    FX Risk    using plain English.

Page 53     Risks of Certain Non-U.S. Investments

33. Earlier disclosure states that the Fund may invest in emerging markets. If emerging markets will be a principal investment strategy, please add corresponding risk disclosure to this section or perhaps as a stand-alone risk (e.g., see page B-20 of the Statement of Additional
    Information).

Page 57     Volatility of Commodity Prices

34. If the volatility of commodity prices is a principal investment risk, please add corresponding disclosure to the principal investment strategies section. Otherwise, please delete.

Page 59     Payment-in-Kind (   PIK   ) Income Risk

35. Please disclose the risks presented by investments in PIK, and if applicable, OID securities, including:
        x   The interest payments deferred on a PIK loan are subject to the risk that the borrower
            may default when the deferred payments are due in cash at the maturity of the loan;
        x   The interest rates on PIK loans are higher to reflect the
time-value of money on
            deferred interest payments and the higher credit risk of borrowers who may need to
            defer interest payments;
        x   Market prices of OID instruments are more volatile because they are affected to a
            greater extent by interest rate changes than instruments that pay interest periodically
            in cash;
        x   PIK instruments may have unreliable valuations because the accruals require
            judgments about ultimate collectability of the deferred payments and the value of the
            associated collateral; and
        x   Use of PIK and OID securities may provide certain benefits to the
Fund   s adviser
            including increasing management fees.

Page 61     Senior Management Personnel of the Adviser

36. Disclosure states that the termination of the Investment Advisory Agreement may adversely
    affect the terms of the Fund   s or its subsidiaries    financial
facilities. Please tell us if the Fund
    may invest indirectly through a subsidiary. If yes, please respond to the following comments:



                                                   6
           x    Disclose that    Subsidiary    includes entities that engage in
investment activities in
               securities or other assets that are primarily controlled by the
Fund.1
          x    Disclose that the Fund complies with the provisions of the 1940
Act governing
               investment policies (section 8) on an aggregate basis with the
Subsidiary.
          x    Disclose that the Fund complies with the provisions of the 1940
Act governing capital
               structure and leverage (section 18) on an aggregate basis with the Subsidiary so that
               the Fund treats the Subsidiary   s debt as its own for purposes
of section 18.
          x    Disclose that any investment adviser to the Subsidiary complies with provisions of
               the 1940 Act relating to investment advisory contracts (section
15) as if it were an
               investment adviser to the Fund under section 2(a)(20) of the
1940 Act. Any
               investment advisory agreement between the Subsidiary and its investment adviser is a
               material contract that should be included as an exhibit to the registration statement. If
               the same person is the adviser to both the Fund and the
Subsidiary, then, for purposes
               of complying with section 15(c), the reviews of the Fund   s and
the Subsidiary   s
               investment advisory agreements may be combined.
          x    Disclose that each Subsidiary complies with provisions relating to affiliated
               transactions and custody (section 17). Identify the custodian of the Subsidiary, if any.
          x    Disclose any of the Subsidiary   s principal investment
strategies or principal risks that
               constitute principal investment strategies or risks of the Fund.
The principal
               investment strategies and principal risk disclosures of a Fund that invests in a
               Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.
          x    If the Fund has a Subsidiary that is a foreign corporation, please confirm that the
               Subsidiary and its board of directors will agree to designate an agent for service of
               process in the United States.
          x    If the Fund has a wholly-owned Subsidiary, please confirm that the wholly-owned
               Subsidiary   s management fee, if any, will be included in
Management Fees,    and the
               wholly-owned Subsidiary   s expenses will be included in
Other Expenses    in the
               Fund   s fee table.
          x    If the Fund invests only through wholly-owned and majority-owned subsidiaries,
               please disclose that the Fund does not currently intend to create or acquire primary
               control of any entity which primarily engages in investment activities in securities or
               other assets, other than entities wholly-owned or majority-owned by the Fund.

Page 69     Trustees

37. The second paragraph describes the role of the Fund   s Adviser. Please
include all disclosure
    required by Item 9.1.b. of Form N-2 in a clearly-identified section of the prospectus. This location is confusing, and other sections contain only partial disclosure about the Adviser.




1   Primarily controlled    means (1) the registered fund controls the
unregistered entity within the meaning of section 2(a)(9) of the
1940 Act, and (2) the registered fund   s control of the unregistered entity is
greater than that of any other person.

                                                                7
 Page 77     Conflicts of Interest

38. Please disclose conflicts of interest that may arise in relation to the
Adviser   s selection of
    investments or use of techniques (such as leverage) that have the effect of increasing the
    Adviser   s compensation.

Page 79     Share Repurchase Program

39. Please consider streamlining the disclosure in the last three sentences of the third paragraph with the disclosure in the first paragraph. The disclosure is duplicative.

Page 95     Plan of Distribution

40. If the underwriting agreement provides for indemnification of the underwriter by the Fund against Securities Act or 1940 Act liability, briefly describe such provisions. See Item 5.4 of
    Form N-2.

                              Statement of Additional Information

41. Please confirm that the prospectus includes all information required by
Item 23 of Form N-2
    regarding the Fund   s tax status. Otherwise, please add to the Statement
of Additional
    Information.

Page B-40     Investment Restrictions

42. Regarding the fourth investment restriction, please add    or group of
industries    after    in any
    particular industry.    See Item 17.2.e. of Form N-2.

43. Under the Fund   s concentration policy as disclosed in the Statement of
Additional
    Information, the Fund does not consider asset-backed securities to represent interests in any
    industry or group of industries. Staff believes that the Fund   s position
as currently worded
    conflicts with section 8(b)(1)(E) of the 1940 Act by allowing the Fund to reserve freedom of action to concentrate. The staff does not believe that it is consistent with section 13(a) of the
    1940 Act to categorically exclude asset-backed securities from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. Staff takes the position that every
    investment   other than investments in government securities, domestic bank deposit
    instruments or tax exempt securities issued by governments or their political subdivisions
    (excluding private activity municipal debt securities)   is an investment
in some industry or
    group of industries. Accordingly, the Fund must determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider the nature of an asset-
    backed security   s underlying receivables (e.g., auto loans, aircraft
leases, etc.) to determine
    its industry classification for purposes of the Fund   s concentration
policy. The Fund could
    also reasonably choose to classify its non-mortgage related ABS investments in a single industry for concentration purposes.




                                                  8
 Page B-52     The Adviser

44. Disclosure states,    Neither this Statement of Additional Information nor
the Prospectus is
    intended to give rise to any contract rights or other rights to any Shareholder, other than any rights conferred by federal or state securities laws that may not be
waived. Please delete    that
    may not be waived,    or disclose what rights may be waived.

                                               Part C

Item 25(2)(a)(2)     Amended and Restated Declaration and Agreement of Trust

45. Section X.7 (Derivative Actions) requires (1) a pre-suit demand; (2) at least 10% of the outstanding shares join in the bringing of such action; (3) a reasonable amount of time for the
    Trustees to consider the request; and (4) an undertaking to reimburse the Trust for expenses.
    Regarding prongs (1) and (3), please disclose the provisions in an appropriate location in the prospectus. Regarding prongs (2) and (4), please revise the provisions in the organizational document to state that the provisions do not apply to claims arising under the federal securities laws. Please also disclose the provisions in an appropriate location in the prospectus, and state that the provisions do not apply to claims arising under the federal securities laws. Please make corresponding changes to Section X.8 (General Direct Actions).

46. Section X.10 (Exclusive Delaware Jurisdiction) states that any claims, suits, actions or
    proceedings    shall be exclusively brought in the Court of Chancery of the
State of Delaware
    or, if such court does not have subject matter jurisdiction thereof, any other court in the State
    of Delaware . . . .    Please revise the provision in the organizational
document to state that the
    provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

47. Section X.11 (Waiver of Jury Trial) states that shareholders waive the right to a trial by jury.
    Please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial.
Item 34. Undertakings

48. Please add the required undertakings in Item 34.6, or explain why it is not necessary. See
    Item 34.6 of Form N-2.
                                      *    *   *       *   *   *

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter, and briefly state the basis for your position.



                                                   9
        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166.


                                                      Sincerely,

                                                      Lisa N. Larkin
                                                      /s/ Lisa N. Larkin
                                                      Senior Counsel


cc:    Brian Szilagyi, Staff Accountant
       Ryan Sutcliffe, Branch Chief
       Christian T. Sandoe, Assistant Director




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